United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2016

COCA-COLA EUROPEAN PARTNERS PLC

c/o Jordans Limited 20-22 Bedford Row, London, WC1R 4JS

+44 (0)20 7400 3333

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)    Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One)    Yes  ☐            No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One)    Yes  ☐            No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One)    Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

EXHIBIT LIST

Exhibit	Description

99.1	Press release dated May 28, 2016 titled: “Coca-Cola European Partners plc combination completed; creates world’s largest independent Coca-Cola bottler based on net sales”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)

Date: May 31, 2016	By:	/s/ Suzanne Forlidas
	Name:	Suzanne Forlidas
	Title:	Secretary